Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for knock-out notes dated January 8, 2010	Preliminary Terms No. 800 Registration Statement No. 333-156423 Dated May 17, 2011; Rule 433

Structured Investments	Morgan Stanley $ Knock-Out Notes Linked to the Philadelphia Oil Service SectorSM Index due June 6, 2012

General
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The notes are designed for investors who seek to participate in the appreciation of the Philadelphia Oil Service SectorSM Index at maturity and who anticipate that the Index Closing Value on the Valuation Date and during the approximately 12-month Observation Period will not have declined, as compared to the Initial Index Value, by more than 27%.  Investors should be willing to forgo interest and dividend payments and, if the Index Closing Value has declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 27%, be willing to lose some or all of their principal based on the performance of the Underlying Index over the term of the notes.  If the value of the Underlying Index has not declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 27%, investors will receive the greater of (a) the Underlying Index Return and (b) the Contingent Minimum Return of at least 5.00% at maturity, subject to the Maximum Payment at Maturity.

•	Senior unsecured obligations of Morgan Stanley maturing June 6, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about May 20, 2011 and are expected to settle on or about May 27, 2011.
Key Terms
Underlying Index:	Philadelphia Oil Service SectorSM Index
Knock-Out Event:
A Knock-Out Event occurs if, on any index business day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	27%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Index Return, subject to the Maximum Payment at Maturity.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?” on page 2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Index Return), subject to the Maximum Payment at Maturity

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Index Value has declined from the Initial Index Value.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	At least 5.00%. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 5.00%.
Observation Period:
The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Index Value is determined if the Valuation Date is postponed in accordance with the definition thereof.

Maximum Payment at Maturity:	$1,200 per note (120% of the stated principal amount)
Monitoring:	Closing Level
Index Closing Value:	On any day, the index closing value for the Underlying Index
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index Closing Value on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation Date
Valuation Date:	June 1, 2012†
Maturity Date:	June 6, 2012†
Pricing Date:	May 20, 2011
Issue Date:	May 27, 2011 (5 business days after the Pricing Date)
CUSIP:	617482UK8
ISIN:	US617482UK83
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying prospectus supplement for knock-out notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	%	%	%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated, the agent, a fixed sales commission of          % for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of        % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
JPMorgan
Morgan Stanley	Placement Agent
May 17, 2011

Additional Terms Specific to the Notes
You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated January 8, 2010.
These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at.ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Prospectus supplement for knock-out notes dated January 8, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000049/dp16113_424b2a1.htm
•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm
Terms used in these preliminary terms are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?
The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,200 per note (a return of 20% on the notes) and assume an Initial Index Value of 260 and a Contingent Minimum Return of 5.00%.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Index Value	Underlying Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
468.00	80.00%	20.00%	20.00%
429.00	65.00%	20.00%	20.00%
390.00	50.00%	20.00%	20.00%
364.00	40.00%	20.00%	20.00%
338.00	30.00%	20.00%	20.00%
312.00	20.00%	20.00%	20.00%
299.00	15.00%	15.00%	15.00%
286.00	10.00%	10.00%	10.00%
273.00	5.00%	5.00%	5.00%
262.60	1.00%	5.00%	1.00%
260.00	0.00%	5.00%	0.00%
247.00	-5.00%	5.00%	-5.00%
234.00	-10.00%	5.00%	-10.00%
221.00	-15.00%	5.00%	-15.00%
208.00	-20.00%	5.00%	-20.00%
195.00	-25.00%	5.00%	-25.00%
182.00	-30.00%	N/A	-30.00%
156.00	-40.00%	N/A	-40.00%
130.00	-50.00%	N/A	-50.00%
104.00	-60.00%	N/A	-60.00%
78.00	-70.00%	N/A	-70.00%
52.00	-80.00%	N/A	-80.00%
26.00	-90.00%	N/A	-90.00%
0	-100.00%	N/A	-100.00%
(1)  The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 27% on any index business day during the Observation Period.
(2)  The Index Closing Value has declined, as compared to the Initial Index Value, by more than 27% on any index business day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 260 to a Final Index Value of 130.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of at least 5.00% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 260 to a Final Index Value of 266.5.  Because a Knock-Out Event has occurred, the investor will receive a payment at maturity based on the Underlying Index Return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 260 to a Final Index Value of 364.  Because a Knock-Out Event has occurred, the investor will receive a payment at maturity based on the Underlying Index Return.  Because the Underlying Index Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,200 per note.

Example 4:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 260 to a Final Index Value of 364.  Because a Knock-Out Event has not occurred and the Underlying Index Return of 40.00% is greater than the Contingent Minimum Return of at least 5.00%, the investor receives a payment at maturity based on the Underlying Index Return. However, because the Underlying Index Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,200 per note.

Example 5:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 260 to a Final Index Value of 299.  Because the Underlying Index Return of 15% is greater than the Contingent Minimum Return of at least 5.00%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:
$1,000 + ($1,000 x 15%)  = $1,150

Example 6:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 260 to a Final Index Value of 262.6.  Because a Knock-Out Event has not occurred and the Underlying Index Return of 1.00% is less than the Contingent Minimum Return of at least 5.00%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Example 7:  A Knock-Out Event has NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 260 to a Final Index Value of 247.  Because a Knock-Out Event has not occurred and the Underlying Index Return of -5.00% is less than the Contingent Minimum Return of at least 5.00%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Selected Purchase Considerations
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APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Index at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of at least 5.00%, or a minimum payment at maturity of at least $1,050 for each note.  The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 5.00%.  However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Final Index Value, as compared to the Initial Index Value.  Even if a Knock-Out Event has occurred, if the Final Index Value is greater than the Initial Index Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Index Return, subject to the Maximum Payment at Maturity.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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NOTES LINKED TO THE PHILADELPHIA OIL SERVICE SECTORSM INDEX – The return on the notes is linked to the Philadelphia Oil Service SectorSM Index.  The Philadelphia Oil Service SectorSM Index is a price-weighted index composed of fifteen companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services.  For additional information about the Underlying Index, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information— PHLX Oil Service SectorSM Index” in the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked notes that do not provide for the return of principal.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs during the approximately 12-month Observation Period, you will be fully exposed to any depreciation in the Index Closing Value.  If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the notes will be limited by the Maximum Payment at Maturity whether or not a Knock-Out Event occurs.  The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Index Value is substantially greater than the Initial Index Value.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
AN INVESTMENT IN NOTES LINKED TO THE OIL SERVICES SECTOR IS HIGHLY RISKY. All of the companies included in the Philadelphia Oil Service Sector Index operate in the oil service sector.  The Philadelphia Oil Service Sector Index is subject to increased volatility as it tracks solely the oil service industry and is highly susceptible to adverse economic market, political or regulatory occurrences affecting that industry.

The oil services sector is significantly affected by changes in general economic or business conditions, including most significantly by the supply and demand for oil.  Prices and trends in the oil services sector are also affected by the supply and demand for rigs, the age and maintenance costs of rigs, governmental regulations concerning deepwater drilling and oil exploration generally, the prevalence of renewable energy and any governmental regulations affecting renewable energy, as well as terrorism and political turbulence in oil rich regions and industrial accidents.  For example, on April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig Deepwater Horizon, owned by Transocean Ltd. and under contract to a subsidiary of BP plc, leading to a massive oil spill in the Gulf of Mexico.  Transocean Ltd. is one of the largest components of the index, with a current weighting of over 8% in the index.  The economic impact of this incident on Transocean Ltd. and on the sector as a whole has been, and is likely to continue to be, significantly adverse.  In response to this incident, the U.S. government implemented a six-month moratorium on certain deepwater drilling activities and adopted new governmental safety and environmental requirements applicable to both deepwater and shallow water operations.  While the moratorium has been lifted, the new safety and environmental guidelines and regulations for drilling in the U.S. Gulf of Mexico that the U.S. government has already implemented, and any further new guidelines or regulations or any other steps that the U.S. government or any other governments may implement, could disrupt or delay operations, increase the cost of operations, reduce the area of operations for drilling rigs or impose increased liability on operations.  These developments could adversely affect the value of several, or all, of the component securities of the underlying index and, in turn, the value of the underlying index and of the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes will include the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Index and the notes.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Underlying Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Index;

•	the time to maturity of the notes;

•	the dividend rates on the common stocks underlying the Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performance.  We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Index Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the notes.  You can review the historical values of the Underlying Index in “Historical Information” below.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the value of the Underlying Index in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Philadelphia Oil Service SectorSM  Index based on the daily historical closing values of the Underlying Index from January 1, 2006 through May 16, 2011.  The closing value of the Underlying Index on May 16, 2011 was 260.05.  We obtained the closing values of the Underlying Index below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Index Closing Value  will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the Philadelphia Oil Service SectorSM  Index

License Agreements
License Agreement between The NASDAQ OMX Group, Inc. and MS & Co.  “Nasdaq®,” “OMX®,” “Philadelphia Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of The NASDAQ OMX Group, Inc. (which with its affiliates is referred to as the “Corporations”) and have been licensed for use by Morgan Stanley & Co. Incorporated and its affiliates.  See “Underlying Indices and Underlying Index Publishers Information—PHLX Oil Service SectorSM Index—License Agreement between The NASDAQ OMX Group, Inc. and MS & Co.” in Annex A of the accompanying prospectus supplement for knock-out notes.

Benefit Plan Investor Considerations
Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest
Morgan Stanley & Co. Incorporated (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated a fixed sales commission that will not exceed 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of       % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.